PRESS RELEASE

PARAMOUNT ENERGY TRUST ADVISES ON PRELIMINARY

2005 UNITED STATES INCOME TAX INFORMATION

Calgary Alberta - February 24, 2006 (TSX – PMT.UN)  The following is intended to provide United States (“U.S.”) resident Unitholders of Paramount Energy Trust (“PET”) with necessary information for 2005 U.S. federal income tax reporting.

After consultation with its U.S. tax advisors, PET believes that its units more likely than not will be properly classified as equity in a corporation, rather than debt, for U.S. federal income tax purposes.  As such, the portion of the distributions made during 2005 that are considered dividends should qualify for the reduced rate of tax applicable to certain capital gains.

The portion of PET distributions that is considered a dividend for U.S. income tax purposes is determined based upon the greater of the PET’s current or accumulated earnings and profits as determined in accordance with U.S. income tax principles.  The percentage of cash distributions paid in 2005 to U.S. individual Unitholders that should be reported as a non-taxable return of capital and the percentage that should be reported as qualified dividends will be reported at a later date.

A more comprehensive income tax press release for U.S. resident investors is planned in the next few weeks.   At that time, income tax information will also be available on the Trust’s website at www.paramountenergy.com.  The content of this press release has no impact on Canadian resident taxpayers.

PET is a natural gas-focused Canadian energy trust.  PET’s Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbols PMT.UN, PMT.DB and PMT.DB.A.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp, administrator of Paramount Energy Trust Suite 500, 630 – 4 Avenue SW, Calgary, AB T2P 0J9 Telephone: (403) 269-4400 Fax: (403) 269-6336 Email: info@paramountenergy.com
Susan L. Riddell Rose, President and Chief Executive Officer Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer Sue Showers, Investor Relations Advisor

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.